UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

SIBANYE GOLD LIMITED

(Name of Issuer)

Ordinary Shares (no par value)

(Title of Class of Securities)

S7627H100

(CUSIP Number)

Yin Linsheng

Gold One South Africa (Pty) Ltd.

Postnet Suite 415

Private Bag X75

Bryanston

Gauteng 2021, South Africa

+27 87 255 6900

With a copy to:

Chloe Xu and Jerry Li

Baiyin International Investment Ltd.

1701, E2 Oriental Plaza,

No.1 East Chang’an Ave,

Beijing, China

100738

+86 10 85181103

February 25, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. S7627H100
1.	Names of Reporting Persons. Gold One South Africa SPV (RF) (Pty) Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization South Africa
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 327,449,442
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 327,449,442
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 327,449,442
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.26%(1)
14.	Type of Reporting Person (See Instructions) CO

(1) Percentage calculated based on a total of 2,670,029,252 ordinary shares issued and outstanding as of December 31, 2019 as disclosed in the Issuer’s Operating and Financial Results for the year ended December 31, 2019.

2

CUSIP No. S7627H100
1.	Names of Reporting Persons. Gold One South Africa (Pty) Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization South Africa
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 327,449,442
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 327,449,442
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 327,449,442
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.26%(1)
14.	Type of Reporting Person (See Instructions) CO

(1) Percentage calculated based on a total of 2,670,029,252 ordinary shares issued and outstanding as of December 31, 2019 as disclosed in the Issuer’s Operating and Financial Results for the year ended December 31, 2019.

3

CUSIP No. S7627H100
1.	Names of Reporting Persons. Gold One North Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cyprus
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 327,449,442
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 327,449,442
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 327,449,442
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.26%(1)
14.	Type of Reporting Person (See Instructions) CO

(1) Percentage calculated based on a total of 2,670,029,252 ordinary shares issued and outstanding as of December 31, 2019 as disclosed in the Issuer’s Operating and Financial Results for the year ended December 31, 2019.

4

CUSIP No. S7627H100
1.	Names of Reporting Persons. Gold One Group Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 327,449,442
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 327,449,442
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 327,449,442
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.26%(1)
14.	Type of Reporting Person (See Instructions) CO

(1) Percentage calculated based on a total of 2,670,029,252 ordinary shares issued and outstanding as of December 31, 2019 as disclosed in the Issuer’s Operating and Financial Results for the year ended December 31, 2019.

5

CUSIP No. S7627H100
1.	Names of Reporting Persons. Baiyin Precious Metals Investments Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 344,293,730(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 344,293,730(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 344,293,730(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.89%(2)
14.	Type of Reporting Person (See Instructions) CO

(1) Includes (i) 327,449,442 ordinary shares held by Gold One South Africa SPV (RF) (Pty) Ltd. (“Gold One South Africa SPV”) (for which this Reporting Person may be deemed a beneficial owner); (ii) 6,301,768 ordinary shares issuable upon the conversion of 1,575,442 American Depositary Shares (“ADSs”) held by Baiyin International Investment Ltd. (“Baiyin International Investment”) (for which this Reporting Person may be deemed a beneficial owner); and (iii) 10,542,520 ordinary shares issuable upon the conversion of 2,635,630 ADSs held by BCX Gold Investment Holdings Limited (“BCX Gold”), a wholly owned subsidiary of this Reporting Person (for which this Reporting Person may be deemed a beneficial owner).

(2) Percentage calculated based on a total of 2,670,029,252 ordinary shares issued and outstanding as of December 31, 2019 as disclosed in the Issuer’s Operating and Financial Results for the year ended December 31, 2019.

6

CUSIP No. S7627H100
1.	Names of Reporting Persons. Baiyin Nonferrous Group Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 344,293,730(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 344,293,730(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 344,293,730(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.89%(2)
14.	Type of Reporting Person (See Instructions) CO

(1) Includes (i) 327,449,442 ordinary shares held by Gold One South Africa SPV (for which this Reporting Person may be deemed a beneficial owner); (ii) 6,301,768 ordinary shares issuable upon the conversion of 1,575,442 American Depositary Shares (“ADSs”) held by Baiyin International Investment (for which this Reporting Person may be deemed a beneficial owner) and (iii) 10,542,520 ordinary shares issuable upon the conversion of 2,635,630 ADSs held by BCX Gold (for which this Reporting Person may be deemed a beneficial owner).

(2) Percentage calculated based on a total of 2,670,029,252 ordinary shares issued and outstanding as of December 31, 2019 as disclosed in the Issuer’s Operating and Financial Results for the year ended December 31, 2019.

7

CUSIP No. S7627H100
1.	Names of Reporting Persons. Baiyin International Investment Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,301,768
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,301,768
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,301,768
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.24%(1)
14.	Type of Reporting Person (See Instructions) CO

(1) Percentage calculated based on a total of 2,670,029,252 ordinary shares issued and outstanding as of December 31, 2019 as disclosed in the Issuer’s Operating and Financial Results for the year ended December 31, 2019.

8

Introduction

                This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) is being filed to report a greater than 1% decrease in the percentage of shares beneficially owned by the reporting persons.  Except as set forth herein, there are no changes to the original Schedule 13D filed on January 9, 2015, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 (collectively, the “Original Schedule 13D”).  The Original Schedule 13D, as amended by this Amendment No. 4 is hereinafter referred to as the “Schedule 13D”.

                This Amendment No. 4 amends Items 2, 3, 4, 5, 6 and 7 as set forth below:

Item 2. Identity and Background.

                Item 2 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

(a), (f)     Baiyin International Investment Ltd. (“Baiyin International Investment”) is an exempted company incorporated in British Virgin Islands with limited liability. Baiyin International Investment is a majority-owned subsidiary of BPM, and is a wholly-owned indirect subsidiary of Baiyin Nonferrous. Information relating to the directors, executive officers, partners and members of Baiyin International Investment is set forth on Schedule A attached hereto, which is incorporated herein by reference.

(b)           The address of the principal business and principal office of Baiyin International Investment is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(c)           The principal business of Baiyin International Investment is making equity and related investments.

(d)           Neither Baiyin International Investment nor, to the best of its knowledge, the persons listed on Schedule A hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Neither Baiyin International Investment nor, to the best of its knowledge, the persons listed on Schedule A hereto, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

                Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

                From August 15, 2019 through October 31, 2019, Baiyin International Investment acquired ADSs representing 7,501,928 ordinary shares of the Issuer in the open market. No borrowed funds were used by Baiyin International Investment in connection with the acquisition of such ordinary shares.

                On August 22, 2019, Baiyin International Investment sold ADSs representing 160,000 ordinary shares of the Issuer in the open market. On December 24, 2019, Baiyin International Investment sold ADSs representing 1,200,000 ordinary shares of the Issuer in the open market.

                From December 4, 2019 through December 6, 2019, Gold One South Africa SPV sold 14,900,000 ordinary shares of the Issuer in the open market. From February 4, 2020 through February 6, 2020, Gold One South Africa SPV sold 6,000,000 ordinary shares of the Issuer in the open market. From February 20, 2020 through February 25, 2020, Gold One South Africa SPV sold 18,468,280 ordinary shares of the Issuer in the open market.

                On February 27, 2020, Gold One South Africa SPV sold 71,531,700 ordinary shares of the Issuer at a price per share of ZAR 33.60 to various institutional investors through a privately negotiated block trade transaction.

9

Item 4. Purpose of Transaction.

                Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

                From August 15, 2019 through October 31, 2019, Baiyin International Investment acquired ADSs representing 7,501,928 ordinary shares of the Issuer in the open market. On August 22, 2019, Baiyin International Investment sold ADSs representing 160,000 ordinary shares of the Issuer in the open market. On December 24, 2019, Baiyin International Investment sold ADSs representing 1,200,000 ordinary shares of the Issuer in the open market.

                From December 4, 2019 through December 6, 2019, Gold One South Africa SPV sold 14,900,000 ordinary shares of the Issuer in the open market. From February 4, 2020 through February 6, 2020, Gold One South Africa SPV sold 6,000,000 ordinary shares of the Issuer in the open market. From February 20, 2020 through February 25, 2020, Gold One South Africa SPV sold 18,468,280 ordinary shares of the Issuer in the open market.

                On February 27, 2020, Gold One South Africa SPV sold 71,531,700 ordinary shares of the Issuer at a price per share of ZAR 33.60 to various institutional investors through a privately negotiated block trade transaction.

                Item 4 of the Schedule 13D is hereby further amended as follows:

                It is the current intention of the Reporting Persons to manage its shareholding according to company security asset portfolio strategy. The Reporting Persons may acquire such additional securities of the Issuer in the open market, in privately negotiated transactions, or otherwise, or they may dispose of all or any portion of their holdings in the Issuer’s securities, or change their intention with respect to any or all of the matters referred to in this Item 4.

                Pursuant to the terms of the Merger Agreement and No. 8 Addendum to the Merger Agreement, the Reporting Persons have the right to nominate two individuals for election by the Issuer’s shareholders as independent directors of the Issuer and have the right to nominate one additional individual for election by the Issuer’s shareholders as an independent director of the Issuer when they hold 20% or more of the outstanding shares of the Issuer. Pursuant to the terms of the Merger Agreement, on December 18, 2019, the Issuer appointed two nominees of the Reporting Persons, Wang Bin and Lu Jiongjie, to the Issuer’s board of directors as independent, non-executive directors.

                Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D. However, the Reporting Persons reserve the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

Item 5. Interest in Securities of the Issuer.

                Item 5 of the Schedule 13D is hereby amended as follows:

(a)           As of the date of this Schedule 13D, Gold One South Africa SPV (RF) (Pty) Ltd. (“Gold One South Africa SPV”), Gold One South Africa (Pty) Ltd. (“Gold One South Africa”), Gold One North Ltd. (“Gold One North”) and Gold One Group Ltd. (“Gold One Group”) beneficially own an aggregate of 327,449,442 ordinary shares, or 12.26% of the Issuer’s issued and outstanding ordinary shares.  Baiyin International Investment beneficially owns an aggregate of 6,301,768 ordinary shares issuable upon the conversion of 1,575,442 ADSs, or 0.24% of the Issuer’s issued and outstanding ordinary shares. Baiyin Precious Metals Investments Ltd. (“BPM”) and Baiyin Nonferrous Group Co., Ltd. (“Baiyin Nonferrous”) beneficially own an aggregate of 344,293,730 ordinary shares, or 12.89% of the Issuer’s issued and outstanding ordinary shares, which includes (i) the 327,449,442 ordinary shares held directly by Gold One South Africa SPV; (ii) 6,301,768 ordinary shares issuable upon the conversion of 1,575,442 ADSs held by Baiyin International Investment; and (iii) 10,542,520 ordinary shares issuable upon conversion of 2,635,630 ADSs held by BCX Gold Investment Holdings Limited (“BCX Gold”), a wholly owned subsidiary of BPM.

                The beneficial ownership percentages used in this Schedule 13D are calculated based on a total of 2,670,029,252 ordinary shares issued and outstanding as of December 31, 2019, as disclosed in the Issuer’s Operating and Financial Results for the year ended December 31, 2019.

10

(b)           As of the date of this Schedule 13D, Gold One South Africa SPV, Gold One South Africa, Gold One North, Gold One Group are deemed to share voting and dispositive power with respect to the 327,449,442 ordinary shares held directly by Gold One South Africa SPV. BPM, Baiyin Nonferrous and Baiyin International Investment are deemed to share voting and dispositive power with respect to 344,293,730 ordinary shares, or 12.89%, which includes (i) the 327,449,442 ordinary shares held directly by Gold One South Africa SPV; (ii) 6,301,768 ordinary shares issuable upon the conversion of 1,575,442 ADSs held by Baiyin International Investment; and (iii) the 10,542,520 ordinary shares issuable upon conversion of 2,635,630 ADSs held by BCX Gold, a wholly owned subsidiary of BPM.

(c)           From February 4, 2020 through February 6, 2020, Gold One South Africa SPV sold 6,000,000 ordinary shares of the Issuer in the open market. From February 20, 2020 through February 25, 2020, Gold One South Africa SPV sold 18,468,280 ordinary shares of the Issuer in the open market. In addition, on February 27, 2020, Gold One South Africa SPV sold 71,531,700 ordinary shares of the Issuer at a price per share of ZAR 33.60 to various institutional investors through a privately negotiated block trade transaction. Except for such sales, to the knowledge of the Reporting Persons, none of the persons named in response to Item 5(a) has effected any transactions in the ordinary shares of the Issuer during the past 60 days.

(d)           Except as disclosed in Item 2, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule 13D.

(e)           Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

                Pursuant to Rule 13d-i(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement attached hereto as Exhibit 1.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto.

Item 7. Materials to be Filed as Exhibits.

                Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 1.1               Joint Filing Agreement dated February 28, 2020 by the Reporting Persons

11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2020

GOLD ONE SOUTH AFRICA (PTY) LTD.

By:	/s/ Enos Josef Barnard
Name: Enos Josef Barnard
Title: Director

GOLD ONE SOUTH AFRICA SPV (RF) (PTY) LTD.

By:	/s/ Yin Linsheng
Name: Yin Linsheng
Title: Director

GOLD ONE NORTH LTD.

By:	/s/ Enos Josef Barnard
Name: Enos Josef Barnard
Title: Director

GOLD ONE GROUP LTD.

By:	/s/ Yuan Jiyu
Name: Yuan Jiyu
Title: Director

BAIYIN PRECIOUS METALS INVESTMENTS LTD.

By:	/s/ Yuan Jiyu
Name: Yuan Jiyu
Title: Director

BAIYIN NONFERROUS GROUP CO., LTD.

By:	/s/ Xie Chunsheng
Name: Xie Chunsheng
Title: Securities Affairs Representative

Baiyin International Investment Ltd.

By:	/s/ Lu Jiongjie
Name: Lu Jiongjie
Title: Director

12

Exhibit A

Baiyin International Investment Ltd.

Name and Title(s)	Business Address	Present Principal Occupation and Employment	Citizenship/Place of Organization
Lu Jiongjie, director	Suite 1107, Block E3, Oriental Plaza No. 1 East Chang’an Avenue Beijing 100738 China	Director of Baiyin International Investment Ltd.	PRC
Yuan Jiyu	Suite 1107, Block E3, Oriental Plaza No. 1 East Chang’an Avenue Beijing 100738 China	CEO of Baiyin International Investment Ltd.	PRC
Robert Alexander Rorrison, director	Unit 1, 8 Kingsborough Lane Norwood South Australia Australia	Director of Baiyin International Investment Ltd.	Australia